Interim Financial Statements of

NORTHERN CANADIAN MINERALS INC.

For the six months ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

NORTHERN CANADIAN MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

August 25, 2006

NORTHERN CANADIAN MINERALS INC.
(An Exploration Stage Company)
Balance Sheets
June 30, 2006 and December 31, 2005
	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
Current
Cash	$379,668	$542,049
Restricted cash	271,778	1,071,560
Short term investment	4,000,000
Receivables	75,766	16,010
Prepaid expenses	10,000	10,000
	4,737,212	1,639,619
Property and equipment	10,290	8,355
Interest in unproven mineral properties (Note 2)	1,664,445	369,138
	$6,411,947	$2,017,112
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$31,111	$122,753
Shareholders’ equity
Share capital (Note 3)	10,390,047	5,474,762
Contributed surplus (Note 3(f))	371,881	143,669
Deficit	(4,381,092)	(3,724,072)
	6,380,836	1,894,359
	$6,411,947	$2,017,112
Subsequent events (Note 4)
See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.
(An Exploration Stage Company)
Statements of Operations and Deficit
For the six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)
	Three months ended			Six months ended
		June 30,		June 30,
	2006	2005	2006	2005
Revenues:
Interest	$23,025	$289	$25,086	$608
Expenses:
Advertising, travel and promotions	28,200	25,452	35,654	26,833
Amortization	615	424	1,183	730
Bank charges and interest	1,077	157	1,381	305
Consulting fees	168,930		218,570
Management fees	20,000	15,000	35,000	30,000
Office, rent and administration	28,480	12,616	42,135	24,042
Professional fees (recovery)	(433)	4,344	9,235	4,344
Regulatory and transfer agent	13,181	6,324	31,907	10,049
Stock-based compensation (note 3)	194,720	3,894	269,492	9,815
Wages and benefits	9,116	1,782	29,343	15,804
	463,886	69,993	673,900	121,922
Loss for the period before other items	440,861	69,704	648,814	121,314
Other items:
Write off mineral properties	8,206		8,206
Loss for the period	449,067	69,704	657,020	121,314
Deficit, beginning of period	3,932,025	3,044,963	3,724,072	2,993,353
Deficit, end of period	$4,381,092	$3,114,667	$4,381,092	$3,114,667
Loss per share	$0.02	$0.01	$0.04	$0.02
Weighted average number of
common shares	20,300,481	7,513,220	17,315,026	7,388,594

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.
(An Exploration Stage Company)
Statements of Cash Flows
For the six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)
	Three months ended			Six months ended
		June 30,		June 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operations:
Loss for the period	$(449,067)	$(69,704)	$(657,020)	$(121,314)
Items not involving cash
Amortization	615	424	1,183	730
Stock-based compensation	194,720	3,894	269,492	9,815
Change in non-cash operating working capital:
Accounts receivable	(41,885)	(2,368)	(59,756)	(1,472)
Prepaid expenses	25,000	3,225		(2,420)
Accounts payable and accrued liabilities	(22,276)	10,710	(91,642)	26,887
	(292,893)	(53,819)	(537,743)	(87,774)
Investing:
Short term investment	(4,000,000)		(4,000,000)
Interest in unproven mineral properties	(818,563)	(60,638)	(1,203,307)	(73,388)
Purchase of equipment and leasehold
improvements	(476)	(4,294)	(3,118)	(4,294)
	(4,819,039)	(64,932)	(5,206,425)	(77,682)
Financing:
Shares issued, net of share issuance costs	4,784,315	75,667	4,782,005	75,667
Decrease in cash	(327,617)	(43,084)	(962,163)	(89,789)
Cash, beginning of period	979,063	153,596	1,613,609	200,301
Cash, end of period	$651,446	$110,512	$651,446	$110,512
Supplemental cash flow information
Non-cash investing activity
Shares issued on acquisition of resource
property	$92,000	$–	$92,000	$–

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Notes to Financial Statements, page 1 For the six month ended June 30, 2006 and 2005 (Unaudited – prepared by management)
1.	Basis of presentation

These interim financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These statements should be read in conjunction with the Company’s December 31, 2005 financial statements and notes thereto.

2	Interest in unproven mineral properties

A summary of interest in unproven mineral properties and deferred exploration is as follows:

	Uranium	NE Wyoming	Total
Acquisition costs:
Balance, December 31, 2005	$305,000	$–	$305,000
Additions during the period	25,000	270,052	295,052
Balance, June 30, 2006	330,000	270,052	600,052
Deferred exploration:
Balance, December 31, 2005	64,138	–	64,138
Claim maintenance	151,288	13,169	164,457
Geological consulting	23,285	4,344	27,629
Staking	29,825	77,273	107,098
Drilling	701,071	–	701,071
Balance, June 30, 2006	969,607	94,786	1,064,393
Mineral Property and Deferred
Exploration, June 30, 2006	$1,299,607	$354,231	$1,664,445

(a)	Uranium Properties

On June 15, 2005, the Company entered into an option agreement with Bullion Fund Inc. (“Bullion”), pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims located in northern Saskatchewan, 46 mineral claims located in Mineral County, Nevada, and 80 mineral claims located in Clark County, Nevada. Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Notes to Financial Statements, page 2 For the six month ended June 30, 2006 and 2005 (Unaudited – prepared by management)
2.	Interest in unproven mineral properties (continued)

	(a)	Uranium Properties (continued)

As consideration for the claims, the Company paid $100,000 in cash and $200,000 through the issuance of 500,000 common shares to Bullion. In addition, the Company paid a finder’s fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a price of $0.20 per share.

	(b)	Wyoming Properties

The Company received TSX approval and signed formal Agreement with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into a 3 year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in over 12,000 acres of uranium mineral claims, held by Miller-Berdahl, located in Wyoming, USA. Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling US$750,000 cash and 500,000 common shares, over a period of 3 years.

As of June 30, 2006, the Company had paid US$150,000 in cash and $92,000 through the issuance of 200,000 common shares to Miller-Berdahl Partnership pursuant to the terms of the option agreement.

3.	Share capital

	(a)	Authorized

Unlimited common shares are authorized, with no par value.

	(b)	Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2005	14,296,399	$5,474,762
Acquisition of interest in mineral properties (note 2(b))	200,000	92,000
Private placement	9,800,000	4,956,000
Exercise of warrants	636,033	165,349
Exercise of options	180,500	69,035
Share issuance costs	–	(367,099)
Balance, June 30, 2006	25,112,932	$10,390,047

During the six months ended June 30, 2006, the Company completed the following non-brokered private placements:

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Notes to Financial Statements, page 3 For the six month ended June 30, 2006 and 2005 (Unaudited – prepared by management)
3.	Share capital (continued)

	(b)	Issued and outstanding (continued)

(i) 7,000,000 units at a price of $0.50 per unit for total gross proceeds of $3,500,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share until May 11, 2007.

(ii) 2,800,000 units at a price of $0.52 per unit for total gross proceeds of $1,456,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.68 per share until May 19, 2007.

During the six months ended June 30, 2006, an aggregate of 636,033 warrants were exercised at a price of $0.20 per common share, $0.30 per common share and $0.50 per common share and an aggregate of 636,033 common shares were issued for gross proceeds of $165,349.

During the six month ended June 30, 2006 an aggregate of 180,500 options were exercised at a price of $0.15 per common share and $0.32 per common share and an aggregate of 180,500 common shares were issued for gross proceeds of $27,755. In addition, a reallocation of $41,280 from contributed surplus to share capital was recorded on the exercise of these options.

	(c)	Escrow shares

As at June 30, 2006, 271,268 (December 31, 2005 – 352,522) common shares are held in escrow pursuant to a conversion of debt. 542,538 of the shares issued on the debt settlement were subject to a six year escrow agreement pursuant to TSX-V policies. As at December 31, 2005, 271,270 shares were released from escrow leaving a balance of 271,268 shares in escrow pursuant to this agreement.

	(d)	Warrants

Each whole warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2005	4,034,409	$0.37
Exercise of warrants	(636,033)	$0.26
Granted	4,900,000	$0.66
Balance, June 30, 2006	8,298,376	$0.55

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Notes to Financial Statements, page 4 For the six month ended June 30, 2006 and 2005 (Unaudited – prepared by management)
3.	Share capital (continued)

	(d)	Warrants (continued)

Share purchase warrants outstanding at June 30, 2006 are as follows:

Number of shares	Exercise price	Expiry Date
915,001	$0.30	August 27, 2006
200,000	$0.20	July 27, 2006
	$0.30	July 27, 2007
2,283,375	$0.50	December 30, 2006
3,500,000	$0.65	May 11, 2007
1,400,000	$0.68	May 19, 2007
8,298,376

(e)	Stock options

The Company maintains a 10% rolling stock option plan that enables management to grant options to directors, officers, employees and other service providers. The Company follows the TSX Venture Exchange policies where the number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

	Number of	Weighted average
	options	exercise price
Balance, December 31, 2005	952,000	$0.19
Exercised	(180,500)	$0.15
Granted	1,527,500	$0.47
Balance, June 30, 2006	2,299,000	$0.38

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Notes to Financial Statements, page 5 For the six month ended June 30, 2006 and 2005 (Unaudited – prepared by management)
3.	Share capital (continued)

	(e)	Stock options (continued)

The following table summarizes the stock options outstanding at June 30, 2006:

	Number outstanding at		Number exercisable at
Exercise price	June 30, 2006	Expiry date	June 30, 2006
$0.15	150,000	November 19, 2007	150,000
$0.15	307,500	July 13, 2009	307,500
$0.32	314,000	October 5, 2010	97,527
$0.36	500,000	February 14, 2009	93,836
$0.51	60,000	April 08, 2008	14,466
$0.82	50,000	April 18, 2008	10,137
$0.50	300,000	April 18, 2008	37,808
$0.50	617,500	June 11, 2011	617,500
	2,299,000		1,328,774

During the period, under the fair value based method, $269,492 (2005 – $9,815) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk free interest rate	4.0%	2.6%
Expected dividend yield	0%	0%
Stock price volatility	81%	98%
Expected life of options	4 years	3 years

The weighted average fair value of options granted during the period was $0.31 (2005 – $0.11) each.

(f)	Contributed surplus

	June 30, 2006	December 31, 2005
Balance, beginning of period	$143,669	$98,895
Stock-based compensation	269,492	44,774
Reclassification of exercised stock options	(41,280)
Balance, end of period	$371,881	$143,669

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Notes to Financial Statements, page 6 For the six month ended June 30, 2006 and 2005 (Unaudited – prepared by management)
4.	Subsequent events

The following events occurred subsequent to June 30, 2006:

	a)	On July 11, 2006, the Company received an “Authorization for Uranium Exploration and Group 2 Minerals” covering 50,262 square kilometers of prospective land in northeast Mali, West Africa (the “Permits”). The Permits were issued by the Ministry of Mines and Energy and provide the Company with a renewable period for prospecting and selection of lease areas.

	b)	The Company received $2,925 in proceeds from the exercise of 19,500 stock options.

	c)	The Company received $159,900 in proceeds from the exercise of 533,000 warrants.